# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Baird Medical Investment Holdings Ltd, CIK 0001982444
CUSIP: G0705H103
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: Room 202, 2/F, Baide Bldg, Bldg 11, No.1, Rongtong Street, Yuexiu District, Guangzhou, China (F4), 000000
Date of event which requires filing of this statement: 10/01/2024
Filed by CIK 0001887711
Persons authorized to receive notices and communications: Grand Fortune Capital Co., LTD, Flat/Rm 2, 5/F, Greenfield Tower, Concordia Plaza, No. 1 Science Museum Rd, Tsim Sha Tsui, Kln, Hong Kong (K3), 000000, 267-254-7178

## Reporting persons
- ExcelFin SPAC LLC (CIK 0001887711): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,249,031; sole dispositive power 0; shared dispositive power 4,249,031; aggregate amount beneficially owned 4,249,031 (11.6% of the class)
- Grand Fortune Capital (HK) Co Ltd (CIK 0001892948): type of reporting person: other (OO); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,004,016; sole dispositive power 0; shared dispositive power 7,004,016; aggregate amount beneficially owned 7,004,016 (19.1% of the class)
- Grand Fortune Capital, LLC (CIK 0001891721): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 290,000; sole dispositive power 0; shared dispositive power 290,000; aggregate amount beneficially owned 290,000 (0.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Name of issuer: Baird Medical Investment Holdings Ltd
Address of issuer's principal executive offices: Room 202, 2/F, Baide Bldg, Bldg 11, No.1, Rongtong Street, Yuexiu District, Guangzhou, China (F4), 000000
Comment: The Issuer's Ordinary Shares are listed on The Nasdaq Stock Market under the symbol "BDMD."

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by: (i) ExcelFin SPAC LLC, a Delaware limited liability company ("ExcelFin"); (ii) Grand Fortune Capital (HK) Company Limited, a Hong Kong company ("GFCHK"); and (iii) Grand Fortune Capital LLC, a Delaware limited liability company ("GFC").
Residence or business address: The business address of ExcelFin is 100 Kingsley Park Dr., Fort Mill, South Carolina 29715. The business address of GFCHK is Flat/Rm 2, 5/F, Greenfield Tower, Concordia Plaza, No. 1 Science Museum Road, Tsim Sha Tsui, Kln, Hong Kong. The business address of GFC is 16000 Ventura Blvd Ste 1000, Encino, CA.
Present principal occupation or employment: Principal business: ExcelFin is an investment vehicle that served as sponsor of ExcelFin Acquisition Corp., which completed a business combination involving the Issuer. GFCHK is an investment holding company. GFC is an investment vehicle affiliated with GFCHK.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, and to the best of their knowledge none of the directors, executive officers, managing members, or controlling persons of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons, and to the best of their knowledge none of the directors, executive officers, managing members, or controlling persons of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Citizenship or place of organization: ExcelFin is organized under the laws of the State of Delaware, United States. GFCHK is organized under the laws of Hong Kong. GFC is organized under the laws of the State of Delaware, United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Ordinary Shares beneficially owned by ExcelFin consist of (i) 2,620,625 shares acquired in connection with the business combination involving the Issuer and ExcelFin Acquisition Corp. (the "Business Combination"), including founder or sponsor shares issued to ExcelFin; and (ii) 278,406 shares converted from the aggregate outstanding balance of certain working capital loans provided by ExcelFin and its affiliates at a conversion price of $10.20 per share.

GFCHK acquired 2,464,985 Ordinary Shares in connection with the Business Combination, which includes 564,437 shares subject to an earnout.

GFC acquired 290,000 shares of Series A Preferred Shares of the Issuer in connection with the Business Combination for $2.9 million, which are convertible into 290,000 Ordinary Shares.

The consideration for each Reporting Person's acquisitions consisted of cash and/or securities contributed prior to or in connection with the Business Combination and related financing transactions.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired the securities of the Issuer for investment purposes. Depending on market conditions, the Issuer's financial position and strategic direction, and other factors, each Reporting Person may from time to time acquire additional securities of the Issuer or dispose of some or all of the securities of the Issuer that it beneficially owns, in the open market, in privately negotiated transactions, or otherwise. The Reporting Persons may engage in discussions with the Issuer's management and board of directors regarding the Issuer's business, operations, capitalization, corporate governance, strategic transactions (including financings, asset sales, mergers or other business combinations), and other matters relating to the Issuer. Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following information is based on 36,725,899 Ordinary Shares outstanding as of January 15, 2026, as reported by the Issuer on EDGAR.

(i) ExcelFin SPAC LLC: Beneficially owns 4,249,031 Ordinary Shares, representing approximately 11.6% of the outstanding Ordinary Shares.

(ii) Grand Fortune Capital LLC: Beneficially owns 290,000 Ordinary Shares on an as-converted basis pursuant to Series A Preferred Shares that are convertible at any time at the holder's election, representing approximately 0.8% of the outstanding Ordinary Shares.

(iii) Grand Fortune Capital (HK) Company Limited: Beneficially owns 7,004,016 Ordinary Shares, representing approximately 19.1% of the outstanding Ordinary Shares. This amount includes (i) Ordinary Shares held directly by GFCHK; (ii) Ordinary Shares held directly by ExcelFin described above; and (iii) 290,000 Ordinary Shares issuable upon conversion of Series A Preferred Shares held by GFC that are convertible at any time and therefore deemed to be beneficially owned under Rule 13d-3(d)(1). GFCHK, as the managing member or control person of GFC, may be deemed to beneficially own the securities held by GFC.

Grand Fortune Capital (HK) Company Ltd. controls GFC and is managed by a board of managers ("GFCHK Board") consisting of three managers. Any action by GFC with respect to ordinary shares held by GFC or directly by ExcelFin, including voting and dispositive decisions, requires at least a majority vote of the managers of the GFCHK Board. Each manager of the GFCHK Board disclaims beneficial ownership of the shares held by GFC. The Reporting Persons disclaim beneficial ownership of securities reported herein except to the extent of their pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: See (a)
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Issuer's securities during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: GFC holds Series A Preferred Shares of the Issuer pursuant to the Subscription Agreement dated August 9, 2024, which are convertible at any time at the holder's election into Ordinary Shares, subject to the terms and conditions set forth therein. The Reporting Persons are party to a joint filing agreement pursuant to Rule 13d-1(k), attached hereto as an exhibit. See the Subscription Agreement filed by the Issuer as exhibit 4.11 to its annual report on Form 20-F for the year ended December 31, 2024.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Joint Filing Agreement, dated as of May 5, 2026, by and among ExcelFin SPAC LLC, Grand Fortune Capital (HK) Company Limited, and Grand Fortune Capital LLC, pursuant to Rule 13d-1(k)(1) under the Exchange Act. *

* Filed herewith.

## Signatures
- ExcelFin SPAC LLC: /s/ Goh Lin Piao, Goh Lin Piao, its Director (07/28/2026)
- Grand Fortune Capital (HK) Co Ltd: /s/ Goh Lin Piao, Goh Lin Piao, its Director (07/28/2026)
- Grand Fortune Capital, LLC: /s/ Goh Lin Piao, Goh Lin Piao, its Director (07/28/2026)
Comment: ExcelFin SPAC LLC, By: Grand Fortune Capital, LLC, its Managing Member, By: Grand Fortune Capital (HK) Company Ltd., its Managing Member.

Grand Fortune Capital, LLC, By: Grand Fortune Capital (HK) Company Ltd.,its Managing Member